PLYMOUTH ROCK'S DRONE BREAKS WORLD RECORD FOR DRONE DELIVERY DURING UN MISSION AND SEEKS OFFICIAL RECOGNITION FOR A NEW RECORD

Plymouth, Massachusetts - February 17, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company"), a leader in developing threat detection and unmanned technologies, is pleased to announce that the United Nations (UN) mission in Somalia, using a PRT drone on a routine return delivery, broke the existing beyond visual line of sight (BVLOS) drone delivery record. Plymouth Rock believes that this flight has set an additional new record for complete 'round trip' autonomous delivery capability.

On February 10, 2021, between 09.00 and 09.30 ZULU, a PRT delivery drone, in service with the UN, delivered a 6.5kg agricultural load in a 22.20km round trip flight in Somalia. The mission was completed in 30 minutes, with the drone flying outbound into a 35km headwind, at an average flying height of 400ft. The drone took off, reached its destination, dispatched its cargo precisely, and returned to its launch area with no pilot intervention or requirement to stop and change a battery. The flight and mission have been repeated multiple times since the above date.

The existing official world record was set at 34 minutes in China on September 12, 2019 when a DJI M600 drone flew a 2.25kg bedding quilt, packed within an aerodynamic box was flown 16.597km in Shanghai. The average flight height was 85ft (25m). This record included a stop and land halfway to swap batteries.

https://www.guinnessworldrecords.com/world-records/421372-longest-delivery-drone-journey

UN observers and aviation officials that monitor scheduled UN flights have agreed to supply the recorded flight data and witness statements required for the official recognition by Guinness adjudicators.

"The flight data and mission particulars by any measure put the performance capabilities of our most basic UAV platform far beyond the commercial deliverables of the prior record holder's drone," stated Carl Cagliarini, Co-Founder and Chief Strategy Officer. "At PRT, we don't exist to break records. We are here to apply our ingenuity to deliver outcomes that make PRT the obvious choice for professional entities that need successful, immediate results. Prior to this operational development, PRT have been in communication with large internet-based enterprises and military & space aircraft companies. They both require a ubiquitous sub-25Kg drone that can perform autonomous tasks over distance and deliver. This UN mission achievement now demonstrates a capability that removes a great deal of risk to assist their decisions," concluded Cagliarini.

"As a CEO, I am deeply proud of this achievement," stated Dana Wheeler, Co-Founder & CEO of PRT. "This mission deliverable in Somalia will resonate throughout the UN and the many organizations and programs that will require precise unmanned delivery and mission critical autonomous utility aircraft. The news that Plymouth Rock Technologies has technically outperformed the capabilities and endurance of the largest Chinese commercial drone vendor is not only a huge accomplishment for PRT, but a significant advance for the U.S. aviation sector as a whole".

Footage and photos from the mission will be made available on our social media platforms on the morning of this press release.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

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